Exhibit 12.2

COMBINED RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

                The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

For the three months ending March 31,
2007	2006
1.4	1.7

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	For the three months ending March 31,
	2007	2006
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$19,050	$28,967
Interest expense (including amortization of debt discount and issuing costs)	25,245	22,781
Distributions from equity investee	3,474	2,101
Interest component of rental expense	224	172
Total	$47,993	$54,021

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$25,245	$22,781
Capitalized interest	4,562	2,960
Interest component of rental expense	224	172
Total	$30,031	$25,913

PREFERRED DIVIDEND REQUIREMENTS	$5,275	$5,275

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$35,306	$31,188

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.4	1.7